Alvotech
_____________________
Unaudited Condensed Consolidated Interim Financial Statements as
of 30 June 2025 and
for the six months ended 30 June 2025 and 2024
Table of Contents

Endorsement of the Board and the CEO	F-2 - F5
Unaudited Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income or Loss	F-6
Unaudited Condensed Consolidated Interim Statements of Financial Position	F-7 - F-8
Unaudited Condensed Consolidated Interim Statements of Cash Flows	F-9 - F-10
Unaudited Condensed Consolidated Interim Statements of Changes in Equity	F-11
Notes to the Unaudited Condensed Consolidated Interim Financial Statements	F-12 - F-30

Endorsement of the Board of Directors and the CEO
Unless otherwise indicated or the context otherwise requires, all references to “Alvotech,” the “Company,” the “Group,” “we,” “our,” “us” or similar terms refer to Alvotech and its consolidated subsidiaries.

Alvotech is a highly integrated biotech company focused solely on the development and manufacture of biosimilar medicines for patients worldwide. Our purpose is to improve the health and quality of life of patients around the world by improving access to proven treatments for various diseases. Since our inception, we have built our Company with key characteristics we believe will help us capture the substantial global market opportunity in biosimilars: a leadership team that has brought numerous successful biologics and biosimilars to market around the world; a purpose-built biosimilars R&D and manufacturing platform; top commercial partnerships in global markets; and a diverse, expanding pipeline addressing many of the biggest disease areas and health challenges globally. Alvotech is a company committed to constant innovation: we focus our platform, people and partnerships on finding new ways to drive access to more affordable biologic medicines. Alvotech, which was founded in 2013, is led by specialists in biopharmaceutical product creation from around the world that bring extensive combined knowledge and expertise to its mission.

Alvotech currently has two marketed biosimilars and is developing biosimilar candidates referencing 12 originator biologics, targeting chronic disease with unmet need. Our biosimilars and product candidates reference originator biologics used to treat autoimmune disorders, eye disorders, osteoporosis, respiratory disease, and cancer.

The Unaudited Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2025 comprise the financial statements of Alvotech and its subsidiaries. The Unaudited Condensed Consolidated Interim Financial Statements are prepared in accordance with IAS 34 'Interim financial reporting' and should be read in conjunction with the Group’s Consolidated Financial Statements as at and for the year ended 31 December 2024.

These Unaudited Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2025 have not been audited by an external auditor.

Financial results for the six months ended 30 June 2025.
As of 30 June 2025, the Company had $151.5 million in cash and cash equivalents. In addition, the Company had borrowings of $1,118.2 million, including $46.0 million of current portion of borrowings, as of 30 June 2025.

Product revenue: Product revenue was $204.7 million for the six months ended 30 June 2025, compared to $65.9 million for the six months ended 30 June 2024. Revenue for the six months ended 30 June 2025, consisted of product revenue from sales of AVT02 in the U.S., Canada, and European countries, the sales of AVT04 in Canada, Japan, and European countries, and the launch of AVT04 in the U.S.

License and other revenue: License and other revenue was $101.3 million for the six months ended 30 June 2025, compared to $169.7 million for the six months ended 30 June 2024. The decrease was primarily driven by the achievement of key milestones during the six months ended 30 June 2024, including $111.5 million research and development milestones and $21.7 million milestone revenue for performance related milestones. This was partially offset by the recognition of $36.8 million for the completion of the cell line selection phase for AVT19/28/41/48/65 programs, $21.3 million for the completion of CES study for AVT23 program, and an increase of $12.8 million relative to the achievement of sales target of AVT04 in Europe and launch in the U.S. during the six months ended 30 June 2025.

Cost of product revenue: Cost of product revenue was $139.3 million for the six months ended 30 June 2025, compared to $65.2 million for the six months ended 30 June 2024. This is the result of sales in the period, including the expansion of AVT02 in the U.S., the launch of AVT04 in the U.S., Canada, Japan and European countries, tempered by lower production-related charges.

Research and development expenses: Research and development expenses were $92.9 million for the six months ended 30 June 2025, compared to $97.5 million for the six months ended 30 June 2024. The decrease was primarily driven by a decrease of $0.6 million primarily related to programs which reached commercialization (i.e., AVT04), a decrease of $33.8 million related to programs for which the clinical phase is now substantially completed (i.e. AVT03, AVT05, and AVT06), and overall lower other R&D expenses for $4.3 million, partially offset by a $33.1 million increase in direct program expenses mainly due to AVT16 and AVT29 programs that are advancing through clinical phase.

General and administrative expenses: General and administrative expenses were $45.3 million for the six months ended 30 June 2025, compared to $29.6 million for the six months ended 30 June 2024. The increase in G&A expenses was primarily attributable to an increase of $13.6 million in third-party services, including legal fees related to ongoing IP proceedings, and legal fees and consultancy fees associated with the Swedish listing and the Xbrane asset acquisition.

Net Profit: Net profit was $141.7 million, or $0.50 per share on a basic basis and $0.49 per share on a diluted basis, for the six months ended 30 June 2025, as compared to net loss of $153.5 million, or $(0.61) on a basic and diluted basis, for the same six months of 2024.

Pipeline highlights

On 27 January 2025, the Company announced filing acceptance of Biologics License Application (BLA) for AVT05.

On 18 February 2025, the Company announced that the FDA has accepted for review a BLA for AVT06.

On 21 February 2025, the Company announced the availability of SELARSDI (ustekinumab) injection in the U.S., a biosimilar to Stelara (ustekinumab), for the treatment of psoriatic arthritis, plaque psoriasis, Crohn’s disease, ulcerative colitis, pediatric plaque psoriasis and pediatric psoriatic arthritis.

On 18 March 2025, the Company announced the FDA acceptance of BLA for AVT03.

On 26 March 2025, the Company announced the acceptance of our Market Authorisation Application (MAA) application for AVT23 by the UK Medicines and Healthcare Products Regulatory Agency.

On 5 May 2025, the Company announced the FDA approval in the U.S. of interchangeability for SELARSDI (ustekinumab) with the reference biologic Stelara, effective 30 April 2025.

On 28 May 2025, the Company announced that they have entered into an agreement to expand their commercial partnership with Advanz Pharma to cover three additional biosimilar candidates. The new agreement covers the supply and commercialization in Europe of biosimilar candidates to Ilaris (canakinumab) and Kesimpta (ofatumumab), in addition to a third undisclosed biosimilar candidate. Alvotech will be responsible for development and commercial supply and Advanz Pharma will be responsible for registration and commercialization in Europe. The agreement includes development and commercial milestones for the three products, totaling up to EUR 160 million. In addition, the partners will participate in a revenue share.

On 4 June 2025, the Company announced it had entered into a collaboration and license agreement with Dr. Reddy’s Laboratories to co-develop, manufacture and commercialize a biosimilar candidate to Keytruda (pembrolizumab) for global markets. Under the terms of the agreement, the parties will be jointly responsible for developing and manufacturing the biosimilar candidate and sharing costs and responsibilities. Subject to certain exceptions, each party will have the right to commercialize the product globally.

On 23 June 2025, the Company announced that the CHMP adopted a positive opinion recommending approval for AVT06. Based on a positive recommendation by CHMP, biosimilar medicines can be approved by the European Commission for marketing in the European Economic Area.

On 25 June 2025, the Company announced the positive topline results from a confirmatory efficacy study comparing AVT23 with the reference biologic. The study met its primary endpoint, with data demonstrating equivalence of therapeutic endpoints and comparable safety between the biosimilar candidate and the reference biologic.

Corporate highlights

On 20 March 2025, the Company announced the acquisition of Xbrane Biopharma AB's research and development operations and a biosimilar candidate (XB003, referencing Cimzia), further expanding the Company's development capabilities, and establishing a footprint in the Swedish life science sector. On 4 June 2025, the Company announced the completion of the transaction. The purchase price for the acquisition amounts to SEK 275 million (approximately $28.9 million) consisting of a cash payment for SEK 116.5 million, SEK 5.7 million in short-term liabilities, and the assumption of SEK 152.8 million in convertible debt.

On 16 May 2025, the Company announced the outcome of an offering of Swedish Depository Receipts (SDRs), in connection with its listing on Nasdaq Stockholm (the "Offering”). The Offering, which was directed solely into Sweden and had an application period from 9 May 2025 to 16 May 2025, attracted strong interest from the general public in Sweden and was multiple times oversubscribed, resulting in more than 3,000 new shareholders for the Company. The gross proceeds of the Offering amounted to SEK 39 million, before the deduction of transaction costs.

On 4 June 2025, the Company carried out a private placement of ordinary shares and SDRs (the “Placement”) directed to Swedish and international institutional investors which was completed on 11 June 2025. About 40 institutional investors participated in the Placement, which was oversubscribed. About 60% of the demand came from institutional investors based in Sweden, Norway or the UK, and about 30% from US-based funds. Over 80% of the shares and SDRs allocated in the placement were sold to investors that were not previously shareholders in Alvotech. Gross proceeds from the sale of shares and SDRs were SEK 750 million, before the deduction of transaction costs.

On 26 June 2025, the Company announced that its lenders under the Company’s existing senior secured term loan facility (the “Facility”), including GoldenTree Asset Management (collectively, the “Lenders”), have agreed to reduce the rate of interest on the Facility. The Facility was funded in July 2024 and matures in July 2029. It originally consisted of two tranches: a $900 million first-out term loan tranche (the “first tranche”), with an interest rate of SOFR plus 6.5% per annum, and a $65 million second-out term loan tranche (the “second tranche”), with an interest rate of SOFR plus 10.5% per annum. In conjunction with this transaction, part of the Lenders agreed to increase the first tranche to include the second tranche, creating one single tranche going forward, further simplifying the Company’s capital structure. The interest rate for this Facility will be SOFR plus 6.0% per annum, and all interest will be payable in cash.

Future developments and uncertainties
On 1 July 2025, Alvotech announced that it had entered into a European supply and commercialization agreement with Advanz Pharma for AVT10, its biosimilar candidate to Cimzia (certolizumab pegol).
On 9 July 2025, the Company announced its acquisition of Ivers-Lee Group (“Ivers-Lee”), a family-owned business with headquarters in Burgdorf, Switzerland specializing in providing high-quality assembly and packaging services for the pharmaceutical sector. Among Ivers-Lee’s capacity that will be integrated with Alvotech’s operations are assembly and packaging of autoinjectors, pre-filled syringes and safety devices and packaging of vials. Ivers-Lee has an international customer base and will also continue servicing other existing clients and providing contract manufacturing services. As of the date of this report, the initial accounting for the business combination under IFRS 3 has not been finalized. Accordingly, certain disclosures cannot be provided at this time. These disclosures will be included in future filings once the valuation and purchase price allocation are finalized.

•For the foreseeable future, Alvotech’s Board of Directors will maintain a capital structure that supports Alvotech’s strategic objectives through managing the budgeting process, maintaining strong investor relations and managing financial risks. Consequently, management and the Board of Directors believe that Alvotech will have sufficient funds, and access to sufficient funds, to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. However, although management continues to pursue these plans, there is no assurance that Alvotech will be successful in obtaining sufficient funding, if needed in the future, on terms acceptable to Alvotech management to fund continuing operations, if at all. Alvotech’s future capital requirements will depend on many factors, including the following:
•the progress, results, and costs of preclinical studies for any programs that Alvotech may develop;
•the costs, timing, and outcome of regulatory review of program candidates;
•Alvotech’s ability to establish and maintain collaborations, licensing, and other agreements with commercial partners on favorable terms, if at all;

•the achievement of milestones or occurrence of other developments that trigger payments under the agreements that Alvotech has entered into or may enter into with third parties or related parties;
•the extent to which Alvotech is obligated to reimburse clinical trial costs under collaboration agreements, if any;
•the costs of preparing, filing and prosecuting patent applications and maintaining, defending and enforcing Alvotech’s intellectual property rights;
•the extent to which Alvotech acquires or invests in businesses, products, technologies, or other joint ventures;
•the costs of performing commercial-scale manufacturing in-house and, if needed, securing manufacturing arrangements for commercial production of its program candidates; and
•the costs of establishing or contracting for sales and marketing capabilities if Alvotech obtains regulatory approvals to market program candidates.

Statement by the Board of directors and the CEO
According to the Board of Directors’ and CEO’s best knowledge, the Unaudited Condensed Consolidated Interim Financial Statements are prepared in accordance with IAS 34 'Interim financial reporting' and give a true and fair view of the consolidated financial performance of the Group for the six-month period ended 30 June 2025, its assets, liabilities and consolidated financial position as at 30 June 2025 and its consolidated cash flows for the six-month period ended 30 June 2025. Furthermore, in our opinion the Unaudited Condensed Consolidated Interim Financial Statements and the endorsement of the Board of Directors and the CEO give a fair view of the development and performance of the Group's operations and its position and describe the principal risks and uncertainties faced by the Group.

The Board of Directors and CEO of Alvotech. hereby endorse the Unaudited Condensed Consolidated Interim Financial Statements of Alvotech for the six-month period ended 30 June 2025 with their signatures.

Done in Luxembourg on 13 August 2025,
For the Board of Directors and CEO:

Robert Wessman
Title: CEO and Chairman

Unaudited Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income or Loss for the six months ended 30 June 2025 and 2024

USD in thousands, except for per share amounts	Notes	Six months ended 30 June 2025	Six months ended 30 June 2024
Product revenue	5	204,733	65,912
License and other revenue	5	101,271	169,678
Other income		143	57
Cost of product revenue		(139,272)	(65,167)
Research and development expenses		(92,889)	(97,479)
General and administrative expenses		(45,347)	(29,554)
Operating profit		28,639	43,447
Loss on sale of interest in joint venture		—	(2,970)
Finance income	6	149,247	80,823
Finance costs	6	(72,190)	(277,414)
Exchange rate differences		(19,683)	7,742
Gain on modification and extinguishment of financial liabilities	16	16,718	—
Non-operating profit / (loss)		74,092	(191,819)
Profit / (loss) before taxes		102,731	(148,372)
Income tax benefit / (expense)	7	38,987	(5,132)
Profit / (loss) for the period		141,718	(153,504)
Other comprehensive profit / (loss)
Item that will be reclassified to profit or loss in subsequent periods:
Exchange rate differences on translation of foreign operations		3,434	121
Total comprehensive profit / (loss)		145,152	(153,383)
Profit / (loss) per share
Basic profit / (loss) for the period per share	8	0.50	(0.61)
Diluted profit / (loss) for the period per share	8	0.49	(0.61)

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Unaudited Condensed Consolidated Interim Statements of Financial Position as of 30 June 2025 and 31 December 2024

USD in thousands

Non-current assets	Notes	30 June 2025	31 December 2024
Property, plant and equipment	9	306,596	284,546
Right-of-use assets	10	134,481	125,198
Goodwill		12,790	11,330
Other intangible assets	11	54,688	20,621
Contract assets	5	32,070	22,710
Other long-term assets		4,338	3,615
Deferred tax assets	7	338,330	298,360
Total non-current assets		883,293	766,380
Current assets
Inventories	13	155,490	127,889
Trade receivables		108,103	160,217
Contract assets	5	46,664	67,304
Other current assets	14	47,579	48,064
Receivables from related parties	18	173	118
Cash and cash equivalents	12	151,452	51,428
Total current assets		509,461	455,020
Total assets		1,392,754	1,221,400
The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Unaudited Condensed Consolidated Interim Statements of Financial Position as of 30 June 2025 and 31 December 2024

USD in thousands

Equity	Notes	30 June 2025	31 December 2024
Share capital	15	2,924	2,826
Share premium	15	2,102,896	2,007,058
Other reserves		15,627	17,272
Translation reserve		1,216	(2,218)
Accumulated deficit		(2,295,991)	(2,437,709)
Total equity		(173,328)	(412,771)
Non-current liabilities
Borrowings	16	1,072,138	1,035,882
Derivative financial liabilities	20	63,004	210,224
Lease liabilities	10	136,263	112,137
Contract liabilities	5	12,914	80,721
Deferred tax liability	7	2,014	1,811
Total non-current liabilities		1,286,333	1,440,775
Current liabilities
Trade and other payables		84,282	67,126
Lease liabilities	10	13,591	9,515
Current maturities of borrowings	16	46,026	32,702
Liabilities to related parties	18	1,641	8,465
Contract liabilities	5	60,333	15,980
Taxes payable		741	204
Other current liabilities	19	73,135	59,404
Total current liabilities		279,749	193,396
Total liabilities		1,566,082	1,634,171
Total equity and liabilities		1,392,754	1,221,400
The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Unaudited Condensed Consolidated Interim Statements of Cash Flows for the six months ended 30 June 2025 and 2024

USD in thousands

Cash flows from operating activities	Notes	Six months ended 30 June 2025	Six months ended 30 June 2024
Profit (loss) for the period		141,718	(153,504)
Adjustments for non-cash items:
Depreciation and amortization	9	17,156	14,748
Change in inventory reserves	13	5,238	(6,936)
Change in allowance for receivables		703	—
Share-based payments	17	3,418	5,294
Loss on sale of interest in joint venture		—	2,970
Gain on modification and extinguishment of financial liabilities	16	(16,718)	—
Finance income	6	(149,247)	(80,823)
Finance costs	6	72,190	277,414
Exchange rate difference		19,683	(7,742)
Income tax benefit	7	(38,987)	5,132
Operating cash flow before movement in working capital		55,154	56,553
Increase in inventories	13	(32,839)	(15,205)
Decrease / (increase) in trade receivables		51,411	(52,229)
(Increase) / decrease in receivables with related parties	18	(55)	92
Decrease / (increase) in contract assets	5	13,624	(27,179)
(Increase) / decrease in other assets		(990)	369
Increase / (decrease) in trade and other payables		17,757	(21,758)
Decrease in contract liabilities	5	(31,743)	(35,881)
(Decrease) / increase in liabilities with related parties	18	(3,917)	16,677
Increase / (decrease) in other liabilities		8,127	(6,056)
Cash from (used in) operations		76,529	(84,617)
Interest received		50	26
Interest paid		(8,039)	(41,037)
Income tax paid		(249)	(372)
Net cash from (used in) operating activities		68,291	(126,000)
Cash flows from investing activities
Acquisition of property, plant and equipment	9	(36,805)	(10,271)
Acquisition of intangible assets	11	(15,168)	(1,430)
Restricted cash in connection with amended bond agreement		—	1,132
Proceeds from the sale in joint venture		2,975	—
Net cash used in investing activities		(48,998)	(10,569)

Cash flows from financing activities	Notes	Six months ended 30 June 2025	Six months ended 30 June 2024
Repayments of borrowings	16	(7,757)	(75,059)
Repayments of principal portion of lease liabilities	10	(4,924)	(4,815)
Proceeds from new borrowings	16	11,267	67,500
Gross proceeds from equity offering		82,481	150,451
Fees from equity offering		(3,759)	(5,812)
Proceeds from warrants		—	4,841
Stock options exercised		—	76
Net cash generated from financing activities		77,308	137,182
Increase in cash and cash equivalents		96,601	613
Cash and cash equivalents at the beginning of the year	12	51,428	11,157
Effect of movements in exchange rates on cash held		3,423	(826)
Cash and cash equivalents at the end of the period	12	151,452	10,944
Supplemental cash flow disclosures (Note 21)
The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Unaudited Condensed Consolidated Interim Statements of Changes in Equity for the six months ended 30 June 2025 and 2024

USD in thousands

	Share capital	Share premium	Other reserves	Translation reserve	Accumulated deficit	Total equity
At 1 January 2024	2,279	1,229,690	42,911	(1,528)	(2,205,845)	(932,493)
Loss for the period	—	—	—	—	(153,504)	(153,504)
Foreign currency translation differences	—	—	—	121	—	121
Total comprehensive loss	—	—	—	121	(153,504)	(153,383)
Capital contribution	92	144,547	—	—	—	144,639
Vested earn-out shares	198	310,703	—	—	—	310,901
Penny warrants exercised	15	17,695	—	—	—	17,710
Public warrants exercised	4	6,691	—	—	—	6,695
Recognition of share-based payments	—	—	4,450	—	—	4,450
Options recognised	—	—	96	—	—	96
Settlement of SARs with shares	14	7,174	(11,801)	—	—	(4,613)
Settlement of options with shares	—	105	(29)			76
At 30 June 2024	2,602	1,716,605	35,627	(1,407)	(2,359,349)	(605,922)

At 1 January 2025	2,826	2,007,058	17,272	(2,218)	(2,437,709)	(412,771)
Profit for the period	—	—	—	—	141,718	141,718
Foreign currency translation differences	—	—	—	3,434	—	3,434
Total comprehensive profit	—	—	—	3,434	141,718	145,152
Capital contribution	79	78,210	—	—	—	78,289
Convertible debt settled with shares	13	14,820	—	—	—	14,833
Recognition of share-based payments	—	—	3,232	—	—	3,232
Stock options recognised	—	—	146	—	—	146
Settlement of RSUs with shares	6	2,808	(5,023)	—	—	(2,209)
At 30 June 2025	2,924	2,102,896	15,627	1,216	(2,295,991)	(173,328)
The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

1.        General information
Alvotech (the “Parent” or the “Company” or “Alvotech”) is a Luxembourg public limited company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg and is registered with the Luxembourg Trade and Companies’ Register under number B 258884. The Company was incorporated on 23 August 2021. These consolidated financial statements were approved by the Group’s Board of Directors, and authorized for issue, on 13 August 2025.
The Company and its subsidiaries (collectively referred to as the “Group”) are a global biotech company specialized in the development and manufacture of biosimilar medicines for patients worldwide. The Group has commercialized a certain biosimilar product and has multiple biosimilar molecules.
1.2 Information about shareholders
Significant shareholders of the Company are Aztiq Pharma Partners S.à r.l. (Aztiq) and Alvogen Lux Holdings S.à r.l. (Alvogen), with 32.5% and 29.0% ownership interest as of 30 June 2025, respectively. The remaining 38.5% ownership interest is held by various entities, with no single shareholder holding more than 2.4% ownership interest as of 30 June 2025.
1.3 Going concern
The Group has primarily funded its operations with proceeds from the issuance of ordinary shares and the issuance of loans and borrowings to both related parties and third parties. Since its inception, the six months ended 30 June 2025 was the second period in which the Group generated profit, with a net profit of $141.7 million for the six months ended 30 June 2025, compared to a net loss of $153.5 million for six months ended 30 June 2024, and had an accumulated deficit of $2,296.0 million as of 30 June 2025 and $2,437.7 million as of 31 December 2024. The Group generated positive operational cash flow for the first time since inception, with net cash of $68.3 million from operating activities for the six months ended 30 June 2025, compared to net cash used in operating activities of $126.0 million for six months ended 30 June 2024.
As of 30 June 2025, the Group had cash and cash equivalents of $151.5 million and current assets less current liabilities of $229.7 million.
During the first half of 2025, the Company continued to advance its biosimilar pipeline and expand its commercial footprint (see Note 3 — Significant changes in the current reporting period for additional details).
Several regulatory submissions were accepted for review by the U.S. Food and Drug Administration (FDA) and UK Medicines and Healthcare Products Regulatory Agency, including applications for AVT03, a biosimilar to Xgeva and Prolia (denosumab), AVT05, a biosimilar to Simponi / Simponi Aria (golimumab), AVT06, a biosimilar of Eylea (aflibercept), and AVT23, a biosimilar to Xolair (omalizumab).
The Company also entered into new strategic partnerships with Advanz Pharma to cover the supply and commercialization in Europe of biosimilar candidates to Ilaris (canakinumab) and Kesimpta (ofatumumab), in addition to a third undisclosed biosimilar candidate, and with Dr. Reddy’s Laboratories ("Dr. Reddy's") to co-develop, manufacture and commercialize a biosimilar candidate to Keytruda (pembrolizumab) for global markets.
In June 2025, the European Medicines Agency issued a positive opinion for AVT06, and the Company reported positive clinical results for AVT23.
These developments support the Company’s expectations for continued regulatory progress and commercial growth over the going concern assessment period.
The Group expects to fund its activities through a combination of utilizing the existing cash, the projected cash generation from milestone collections and product revenues under agreements with its commercial partners, and the current funding arrangements it has access to. Due to the relatively recent launch of AVT02, a biosimilar to Humira (adelimumab), and AVT04, a biosimilar to Stelara (ustekinumab), products on which the Group is currently reliant for cash flow generation, the recent debt refinancing, and the anticipated future launches of AVT03, AVT05, and AVT06, which are undergoing regulatory approval, there is still some level of uncertainty associated with the timing of future cash flow generation. This may mean that the Group ultimately might need to rely on other financing arrangements in the future, such as successive capital increases or debt financings that are not wholly within the control of the Group. If such funding is unavailable, then management may be required to delay, limit, reduce or terminate one or more of its research or product development programs or future commercialization efforts to free up sufficient cash. However, as the Group’s cash flow projections indicate there will be sufficient cash flow generation over the next twelve months without the need for additional financing, such uncertainty does not represent a material uncertainty which gives rise to significant doubt over going concern.
In conclusion, based on the existing cash on hand, funding received to date, and projected future cash flows, management concluded that the Group has the ability to continue as a going concern for at least one year after the date that the consolidated financial statements are issued. As such, the unaudited condensed consolidated interim financial statements have been prepared on a going concern basis.
2.        Basis of preparation
The unaudited condensed consolidated interim financial statements of the Group as of and for the six months ended 30 June 2025 have been prepared in accordance and in compliance with International Accounting Standard 34 Interim Financial Reporting (IAS 34) as issued by the International Accounting Standards Board (IASB). Certain information and disclosures normally included in the annual consolidated financial statements prepared in accordance with IFRS® Accounting Standards (IFRS) as issued by the IASB, have been condensed or omitted. Accordingly, these unaudited condensed consolidated interim financial statements should be read in conjunction with the Group’s audited annual consolidated financial statements for the year ended 31 December 2024, and accompanying notes, which have been prepared in accordance with IFRS as issued by the IASB and as adopted by the European Union (the “EU”).
The accounting policies and basis of preparation adopted in the preparation of these unaudited condensed consolidated interim financial statements are consistent with those followed in the preparation of the Group’s consolidated financial statements issued for the year ended 31 December 2024, except for the adoption of new and amended accounting standards effective as of 1 January 2025. The Group has not early adopted any other standards, interpretations or amendments that have been issued but are not yet effective. The unaudited condensed consolidated interim financial statements are presented in U.S. dollars and all values are rounded to the nearest thousand unless otherwise indicated.
In the opinion of the Group’s management, these unaudited condensed consolidated interim financial statements contain all normal recurring adjustments necessary to present fairly the financial position and results of operations of the Group for each of the periods presented. The condensed consolidated statement of financial position as of 31 December 2024 was derived from the consolidated financial statements at that date.
During the six months ended 30 June 2025, the Group reassessed its method for measuring progress toward satisfaction of performance obligations related to out-license contracts. Specifically, the Group transitioned from an input method to an output method for recognizing revenue associated with upfront payments and development milestones. This transition reflects updated expectations regarding the timing and value of goods and services transferred to customers, in light of evolving regulatory and operational developments. This has been accounted for prospectively as a change in estimate in accordance with IAS 8. The net effect in the six months ended 30 June 2025 resulted in an increase of $17.5 million in revenue related to development services (see Note 5 —Revenue for additional details).
In preparing these unaudited condensed consolidated interim financial statements, management has made judgments and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. The significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the Group´s consolidated financial statements issued for the year ended 31 December 2024.
The estimates and associated assumptions are based on information available when the consolidated financial statements are prepared, historical experience and other factors that are considered to be relevant. Judgments and assumptions involving key estimates are primarily made in relation to the measurement and recognition of revenue, the valuation of derivative financial liabilities, the valuation of deferred tax assets, and the purchase price allocation with respect to the asset acquisition. Actual results may differ from these estimates.

2.1 Asset Acquisition

On 4 June 2025, the Company completed the acquisition of Xbrane Biopharma AB's ("Xbrane") research and development operations and the biosimilar candidate XB003 (referencing Cimzia), further expanding the Company's development capabilities, and establishing a footprint in the Swedish life science sector. The purchase price for the acquisition amounts to SEK 275 million (approximately $28.9 million) consisting of a cash payment for SEK 116.5 million, SEK 5.7 million in short-term liabilities, and the assumption of SEK 152.8 million in convertible debt. The Group incurred SEK 14.3 million of transaction costs as part of the asset acquisition. The creditors agreed to accept payment for SEK 152.8 million of the debt in exchange of 1,295,507 shares of the Company upon close of the transaction.

The Company determined that this acquisition did not qualify as a business combination in accordance with IFRS 3 Business Combinations and therefore was accounted for as an asset acquisition. Most of the fair value of the acquired assets is attributable to a single identifiable asset which is the in-process research and development biosimilar candidate. The purchase consideration for this acquisition was allocated based on their relative fair values as follows:

In-process research and development	28,204
Property, plant and equipment	2,364
Right-of-use assets	5,870
Other assets	1,144
Lease liabilities	(5,870)
Other liabilities	(3,266)
Net assets acquired	28,445

3.     Significant changes in the current reporting period
The financial position and performance of the Group was impacted by the following events and transactions during the six months ended 30 June 2025:
On 27 January 2025, the Company announced filing acceptance of Biologics License Application (BLA) for AVT05.
On 18 February 2025, the Company announced that the FDA has accepted for review a BLA for AVT06.
On 21 February 2025, the Company announced the availability of SELARSDI (ustekinumab) injection in the U.S., a biosimilar to Stelara (ustekinumab), for the treatment of psoriatic arthritis, plaque psoriasis, Crohn’s disease, ulcerative colitis, pediatric plaque psoriasis and pediatric psoriatic arthritis.
On 18 March 2025, the Company announced the FDA acceptance of BLA for AVT03.
On 20 March 2025, the Company announced the acquisition of Xbrane research and development operations and a biosimilar candidate (XB003, referencing Cimzia), further expanding the Company's development capabilities, and establishing a footprint in the Swedish life science sector. On 4 June 2025, the Company announced the completion of the transaction. The purchase price for the acquisition amounts to SEK 275 million (approximately $28.9 million) consisting of a cash payment for SEK 116.5 million, SEK 5.7 million in short-term liabilities, and the assumption of SEK 152.8 million in convertible debt.
On 26 March 2025, the Company announced the acceptance of our Market Authorisation Application (MAA) application for AVT23 by the UK Medicines and Healthcare Products Regulatory Agency.
On 5 May 2025, the Company announced the FDA approval in the U.S. of interchangeability for SELARSDI (ustekinumab) with the reference biologic Stelara, effective 30 April 2025.
On 16 May 2025, the Company announced the outcome of an offering of Swedish Depository Receipts (SDRs), in connection with its listing on Nasdaq Stockholm (the "Offering”). The Offering, which was directed solely into

Sweden and had an application period from 9 May 2025 to 16 May 2025, attracted strong interest from the general public in Sweden and was multiple times oversubscribed, resulting in more than 3,000 new shareholders for the Company. The gross proceeds of the Offering amounted to SEK 39 million, before the deduction of transaction costs.
On 28 May 2025, the Company announced that they have entered into an agreement to expand their commercial partnership with Advanz Pharma to cover three additional biosimilar candidates. The new agreement covers the supply and commercialization in Europe of biosimilar candidates to Ilaris (canakinumab) and Kesimpta (ofatumumab), in addition to a third undisclosed biosimilar candidate. Alvotech will be responsible for development and commercial supply and Advanz Pharma will be responsible for registration and commercialization in Europe. The agreement includes development and commercial milestones for the three products, totaling up to EUR 160 million. In addition, the partners will participate in a revenue share.
On 4 June 2025, the Company carried out a private placement of ordinary shares and SDRs (the “Placement”) directed to Swedish and international institutional investors which was completed on 11 June 2025. About 40 institutional investors participated in the Placement, which was oversubscribed. About 60% of the demand came from institutional investors based in Sweden, Norway or the UK, and about 30% from US-based funds. Over 80% of the shares and SDRs allocated in the placement were sold to investors that were not previously shareholders in Alvotech. Gross proceeds from the sale of shares and SDRs were SEK 750 million, before the deduction of transaction costs.
On 4 June 2025, the Company announced it had entered into a collaboration and license agreement with Dr. Reddy’s to co-develop, manufacture and commercialize a biosimilar candidate to Keytruda (pembrolizumab) for global markets. Under the terms of the agreement, the parties will be jointly responsible for developing and manufacturing the biosimilar candidate and sharing costs and responsibilities. Subject to certain exceptions, each party will have the right to commercialize the product globally.
On 23 June 2025, the Company announced that the CHMP adopted a positive opinion recommending approval for AVT06. Based on a positive recommendation by CHMP, biosimilar medicines can be approved by the European Commission for marketing in the European Economic Area.
On 25 June 2025, the Company announced the positive topline results from a confirmatory efficacy study comparing AVT23 with the reference biologic. The study met its primary endpoint, with data demonstrating equivalence of therapeutic endpoints and comparable safety between the biosimilar candidate and the reference biologic.
On 26 June 2025, the Company announced that its lenders under the Company’s existing senior secured term loan facility (the “Facility”), including GoldenTree Asset Management (collectively, the “Lenders”), have agreed to reduce the rate of interest on the Facility. The Facility was funded in July 2024 and matures in July 2029. It originally consisted of two tranches: a $900 million first-out term loan tranche (the “first tranche”), with an interest rate of SOFR plus 6.5% per annum, and a $65 million second-out term loan tranche (the “second tranche”), with an interest rate of SOFR plus 10.5% per annum. In conjunction with this transaction, part of the Lenders agreed to increase the first tranche to include the second tranche, creating one single tranche going forward, further simplifying the Company’s capital structure. The interest rate for this Facility will be SOFR plus 6.0% per annum, and all interest will be payable in cash (see Note 16 —Borrowings for additional details).

4.        New accounting standards
New Standards and Interpretations, which became effective as of 1 January 2025, did not have a material impact on our unaudited condensed consolidated interim financial statements.

5.        Revenue
Disaggregated revenue
The following table summarizes the Group’s revenue from contracts with customers, disaggregated by the type of good or service and timing of transfer of control of such goods and services to customers during the six months ended 30 June 2025 and 2024:

	30 June
	2025	2024
Product revenue (point in time revenue recognition)	204,733	65,912
License revenue (point in time revenue recognition)	—	68,058
Performance revenue (point in time revenue recognition)	27,874	30,735
Development and other service revenue (over time revenue recognition)	73,397	70,885
	306,004	235,590
Performance revenue is disaggregated from license revenue as the Company reached significant performance milestones during the period.

Revenue from customers based on the geographic market in which the revenue is earned, which predominantly aligns with the rights conveyed to the Group’s customers pursuant to its out-license contracts, is as follows:

	30 June
	2025	2024
Europe	154,357	84,436
USA	138,422	103,983
Rest of World	13,225	47,171
	306,004	235,590

Reassessment of measure of progress
During the six months ended 30 June 2025, the Group reassessed its method for measuring progress toward satisfaction of performance obligations related to out-license contracts. Specifically, the Group transitioned from an input method to an output method for recognizing revenue associated with upfront payments and development milestones. This transition reflects updated expectations regarding the timing and value of goods and services transferred to customers, in light of evolving regulatory and operational developments. This has been accounted for prospectively as a change in estimate in accordance with IAS 8. The net effect in the six months ended 30 June 2025 resulted in an increase of $17.5 million in revenue related to development services.

Contract assets and liabilities
A reconciliation of the beginning and ending balances of contract assets and contract liabilities is shown in the table below:

	Contract Assets	Contract Liabilities
1 January 2025	90,014	96,701
Contract asset additions	5,474	—
Amounts transferred to trade receivables	(19,098)	—
Derecognition of contract liability	—	(4,157)
Customer prepayments	—	40,319
Revenue recognized	—	(67,923)
Foreign currency adjustment	2,344	8,307
30 June 2025	78,734	73,247
The net decrease in contract assets as of 30 June 2025 is due to transfer of amounts to trade receivables on the basis that the Group’s right to that consideration is no longer contingent on its performance which is offset by the revenue recognized when the performance obligation has been met. The net decrease in contract liabilities as of 30 June 2025 is due to revenue recognized when the performance obligation has been met which is offset by customer prepayments in advance of the Group's performance. As of 30 June 2025, $32.1 million and $46.7 million are recorded as non-current contract assets and current contract assets, respectively. Non-current contract assets will materialize over the next 2 to 3 years. As of 30 June 2025, $12.9 million and $60.3 million are recorded as non-current contract liabilities and current contract liabilities, respectively. Non-current contract liabilities will be recognized as revenue over the next 2 to 4 as either services are rendered or contractual milestones are achieved, depending on the performance obligation to which the payment relates.
Remaining performance obligations
Due to the long-term nature of the Group’s out-license contracts, the Group’s obligations pursuant to such contracts represent partially unsatisfied performance obligations at the end of the period. The revenues under existing out-license contracts with original expected durations of more than one year are estimated to be $363.2 million. The Group expects to recognize the majority of these revenues over the next 5 years.

Out-license agreements
Teva Pharmaceutical Industries Ltd. (Teva)
In August 2020, the Group entered into an exclusive strategic agreement with Teva for the commercialization in the United States for five of the Group’s biosimilar product candidates. The initial pipeline contains biosimilar candidates addressing multiple therapeutic areas. Under this agreement, the Group will be responsible for the development, registration and supply of the biosimilars, while Teva will be exclusively commercializing the products in the United States pursuant to an intellectual property license granted by the Group to Teva. This agreement was subsequently amended in June 2021, February 2023, and July 2023, for the exclusive commercialization of additional biosimilar products in the United States.
In connection with the agreement, Teva made upfront payments of $40 million up to 30 June 2025. The Group also received $70.0 million in development milestones, $20.0 million in milestones related to the first commercial sale and other sales target through 30 June 2025, and is entitled to receive up to an additional $500 million in development and sales target milestones. Subject to some limitations, as consideration for supply of product the Group will receive 40% of the value of Teva’s net sales of the products.

STADA Arzneimittel AG (Stada)
In November 2019, the Group entered into an exclusive strategic agreement with Stada for the commercialization of six biosimilar products in all key European markets and selected markets outside Europe. The initial pipeline contains biosimilar candidates aimed at treating autoimmunity, oncology, ophthalmology and inflammatory conditions. Under this agreement, the Group will be responsible for the development, registration and supply of the biosimilars, while Stada will be exclusively commercializing the products in the relevant territories pursuant to an intellectual property license granted by the Group to Stada.
Three product agreements were terminated in May 2023, resulting in repayment of €17.4 million and reversion of rights to the Group. Subsequent amendments expanded Stada’s commercial rights for the remaining three biosimilars to additional territories.
In connection with the agreement, Stada made an upfront payment of $6.7 million up to 30 June 2025. The Group also received $72.3 million in development milestones, $18.9 million in milestones related to the first commercial sale and other sales target through 30 June 2025, and is entitled to receive up to an aggregate of $16.5 million in development and sales target milestones. The Group is also expected to receive a royalty of approximately 40% of the estimated net selling price from Stada’s and its affiliates’ commercialization of the contracted biosimilar products.

Advanz Pharma Holdings (Advanz Pharma)
In February 2023, the Group entered into an exclusive strategic agreement with Advanz Pharma for the commercialization of one biosimilar in the European Economic Area, UK, Switzerland, Canada, Australia, and New Zealand. Under the agreement, the Group is responsible for development and supply, while Advanz Pharma handles registration and commercialization. The partnership was expanded in May 2023 to include five additional biosimilar products in Europe.
Further amendments in June 2024 and May 2025 extended the partnership to include five additional biosimilar products. Advanz Pharma holds exclusive commercialization rights in Europe, with semi-exclusive rights in Germany and France for two of the products.
In connection with the agreements, Advanz Pharma made upfront payments of $120.0 million up to 30 June 2025. The Group also received $41.2 million development milestone payments through 30 June 2025. Additionally, the Group is eligible to receive up to an additional $606.4 million in development and sales target milestones. The Group is also expected to receive a royalty of 40% of the estimated net selling price from Advanz Pharma’s and its affiliates’ commercialization of the contracted biosimilar products.
6.       Finance income and finance costs
Finance income earned for the six months ended 30 June 2025 and 2024 are as follows:

	30 June
	2025	2024
Changes in the fair value of derivatives (see Note 20)	147,221	79,116
Interest income from cash and cash equivalents	1,212	1,683
Gain on lease termination	765	—
Other interest income	49	24
	149,247	80,823

Finance costs incurred for the six months ended 30 June 2025 and 2024 are as follows:

	30 June
	2025	2024
Changes in the fair value of derivatives	—	(130,412)
Interest on debt and borrowings	(65,012)	(79,834)
Loss on remeasurement of bonds	—	(63,127)
Interest on lease liabilities (see Note 10)	(4,062)	(3,279)
Amortization of deferred debt issue costs	(3,116)	(762)
	(72,190)	(277,414)
7.      Income tax
The Group’s effective tax rate for the six months ended 30 June 2025 and 2024 was (38.0)% and (3.5)%, respectively, representing a tax benefit and a tax charge, respectively. The effective tax rate for both periods is mainly influenced by the fair value adjustments of the derivative financial liabilities (refer to Note 20) which are not tax effected, non-deductible interest and losses incurred in Luxembourg for which no deferred tax asset is recognized and other permanent differences. The tax benefit and tax charge in the respective periods corresponds to operational results in Iceland and the effective tax rate is heavily effected by a favorable foreign exchange impact arising from the strengthening of the Icelandic krona against the U.S. dollar which increased the U.S. dollar value of tax loss carryforwards denominated in Icelandic krona.

Deferred tax assets have been recognized in relation to ordinary timing differences arising from amortization, depreciation, reserves, employee benefits and tax losses carried forward in the Group. The deferred tax assets on tax losses relates to tax losses arising in Iceland, and management considers probable that future forecasted profit associated with product, license and other revenue will be available to offset the cumulative tax losses as of 30 June 2025. No deferred tax asset is recognized on tax losses arising in Luxembourg as their recoverability is unlikely to be realized.

As of 30 June 2025, the Group had $338.3 million in deferred tax assets and $298.4 million as of 31 December 2024.
8.      Profit / (loss) per share
The calculation of basic profit / (loss) per share for the six months ended 30 June 2025 and 2024 is as follows (in thousands, except for share and per share amounts):

	2025	2024
Earnings
Profit / (loss) for the period	141,718	(153,504)
Number of shares
Weighted average number of ordinary shares outstanding	285,521,142	252,218,456
Basic profit / (loss) per share	0.50	(0.61)

Diluted earnings per share is calculated to give effect to the potential dilutive effect that could occur if additional ordinary shares were assumed to be issued under securities or instruments that may entitle their holders to obtain ordinary shares in the future, which include share-based compensation awards (see Note 17—Share-based payments for additional details). The number of additional shares for inclusion in the diluted earnings per share calculation was determined using the treasury stock method.
The calculation of diluted profit (loss) per share for the six months ended 30 June 2025 and 2024 is as follows (in thousands, except for share and per share amounts):

	2025	2024
Earnings
Profit (loss) for the period	141,718	(153,504)
Fully diluted profit (loss) for the period	141,718	(153,504)
Number of shares
Weighted average number of ordinary shares outstanding	285,521,142	252,218,456
Dilutive effect of share-based compensation	1,387,482	—
Weighted average number of diluted ordinary shares outstanding	286,908,624	252,218,456
Diluted profit (loss) per share	0.49	(0.61)
9.      Property, plant and equipment
During the six months ended 30 June 2025, the Group acquired items of property, plant and equipment with a cost of $31.1 million, primarily consisting of facility equipment. The Group recognized $9.6 million and $8.3 million of depreciation expense for the six months ended 30 June 2025 and 2024, respectively.

During the six months ended 30 June 2025 and 2024, the Group recognized no impairments of property, plant and equipment.

The Group pledged $306.6 million and $284.5 million of property, plant and equipment as collateral to secure borrowings with third parties as of 30 June 2025 and 31 December 2024, respectively.
10.      Leases
The Group’s leased assets consist of facilities, fleet and equipment pursuant to both arrangements with third parties and related parties. The carrying amounts of the Group’s right-of-use assets and the movements during the six months ended 30 June 2025 are as follows:

2025
Right-of-use assets
Balance at 1 January	125,198
Adjustments for indexed leases	3,198
New leases	13,529
Cancelled leases	(1,524)
Depreciation	(6,573)
Translation difference	653
Balance at 30 June	134,481

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The Group’s lease liabilities and the movements during the six months ended 30 June 2025 are as follows:

2025
Lease liabilities
Balance at 1 January	121,652
Adjustments for indexed leases	3,198
New leases	13,426
Cancelled leases	(1,709)
Installment payments	(4,848)
Foreign currency adjustment	17,773
Translation difference	362
Balance at 30 June	149,854
Current liabilities	(13,591)
Non-current liabilities	136,263
The amounts recognized in the unaudited condensed consolidated interim statements of profit or loss and other comprehensive income or loss during the six months ended 30 June 2025 and 2024 in relation to the Group’s lease arrangements are as follows:

	30 June
	2025	2024
Total depreciation expense from right-of-use assets	(6,573)	(6,245)
Interest expense on lease liabilities	(4,062)	(3,279)
Foreign currency difference on lease liability	(17,773)	2,577
Gain/(loss) from extinguishment of lease agreement	765	(1)
Total amount recognized in profit and loss	(27,643)	(6,948)
The maturity analysis of undiscounted lease payments as of 30 June 2025 is as follows:

2025
Less than one year	21,419
One to five years	69,871
Thereafter	111,855
203,145
11.      Other Intangible assets
During the six months ended 30 June 2025, the Group acquired $35.0 million of intangible assets, mainly in-process research and development, including $28.2 million through the Xbrane asset acquisition as described in Note 2.1. The Group recognized $1.0 million and $0.2 million of amortization expense for the six months ended 30 June 2025 and 2024, respectively.

During the six months ended 30 June 2025 and 2024, the Group recognized no impairments of intangible assets.

12.      Cash and cash equivalents

Cash and cash equivalents include both cash in banks and on hand. Cash and cash equivalents as of 30 June 2025 and 31 December 2024 are as follows:

	30 June 2025	31 December 2024
Cash and cash equivalents denominated in US dollars	50,606	36,930
Cash and cash equivalents denominated in other currencies	100,846	14,498
	151,452	51,428
Restricted cash
Restricted cash relates to cash that may only be used pursuant to certain of the Group’s borrowing arrangements. Therefore, these deposits are not available for general use by the Group. Movements in restricted cash balances during the periods ended 30 June 2025 and 31 December 2024 are as follows:

	30 June 2025	31 December 2024
Balance at 1 January	—	26,132
Release during the period	—	(26,872)
Interest income	—	740
Balance at 31 December	—	—

13.      Inventories
The Group’s inventory balances as of 30 June 2025 and 31 December 2024 are as follows:

	30 June 2025	31 December 2024
Raw materials and supplies	84,076	53,566
Work in progress	83,452	81,243
Finished goods	120	—
Inventory reserves	(12,158)	(6,920)
Total Balance	155,490	127,889
The Group recognized $102.4 million and $32.0 million within cost of goods sold during the six months ended 30 June 2025 and 2024, respectively.

14.      Other current assets
The composition of other current assets as of 30 June 2025 and 31 December 2024 is as follows:

	30 June 2025	31 December 2024
Value-added tax	19,916	17,719
Prepaid expenses	22,108	23,984
Proceeds receivable from sale of joint venture	2,975	5,950
Other short-term receivables	2,580	411
	47,579	48,064

15.      Share capital
Movements in the Group’s Ordinary shares, share capital and share premium during the six months ended 30 June 2025 are as follows (in thousands, except for share amounts):

	Ordinary Shares	Share capital	Share premium	Total
Balance at 1 January 2025	301,805,677	2,826	2,007,058	2,009,884
Capital contribution	7,941,600	79	78,210	78,289
Convertible debt settled with shares	1,295,507	13	14,820	14,833
Settlement of RSUs with shares	558,370	6	2,808	2,814
Balance at 30 June 2025	311,601,154	2,924	2,102,896	2,105,820
No dividends were paid or declared during the six months ended 30 June 2025 and 2024.
16.      Borrowings
The Group’s debt consists of interest-bearing borrowings from financial institutions and third parties. Outstanding borrowings, net of transaction costs and debt discounts, presented on the consolidated statements of financial position as current and non-current as of 30 June 2025 and 31 December 2024 are as follows:

	30 June 2025	31 December 2024
Senior Secured First Lien Term Loan Facility	1,031,378	990,744
Other borrowings	86,786	77,840
Total outstanding borrowings, net of debt issue costs	1,118,164	1,068,584
Less: current portion of borrowings	(46,026)	(32,702)
Total non-current borrowings	1,072,138	1,035,882

Senior Secured First Lien Term Loan Facility
On 26 June 2025, the Company entered into an amendment (the “Amendment”) of its Facility, by and among, among others, Alvotech, as borrower, GLAS USA LLC, as administrative agent, GLAS Americas LLC, as collateral agent, and the Lenders thereto, which provides for, among other things, the reduction of the interest rate under the Company’s existing Facility. The Facility was funded in July 2024 and matures in July 2029. It originally consisted of two tranches: a $900 million first tranche, with an interest rate of SOFR plus 6.5% per annum, and a $65 million second tranche, with an interest rate of SOFR plus 10.5% per annum. In conjunction with this Amendment, part of the Lenders agreed to increase the first tranche by $169.0 million in order to absorb the second tranche, thereby creating one single tranche going forward, further simplifying the Company’s capital structure. The interest rate for this Facility will be SOFR plus 6.0% per annum, and all interest will be payable in cash. The Company used the proceeds of the new incremental senior secured term loans to prepay its existing second tranche, to prepay a portion of its existing first tranche, and to pay related premiums, closing payments, fees, costs and expenses.

A net gain on modification and extinguishment of financial liabilities of $16.7 million was recognized during the six months ended 30 June 2025 in connection with the Amendment and partial repayment of the Facility. This amount reflects the financial impact of the extinguishment of the second tranche and certain lenders of the first tranche, as well as the modification of terms under the consolidated Facility, which now bears interest at SOFR plus 6.0% per annum.

Factoring agreement

In February 2025, the Company entered into a factoring agreement with Raiffeisen Bank International AG to sell eligible trade receivables at a discount. The factoring program has an available capacity of up to EUR 10 million with weekly settlements and has a variable interest rate of EURIBOR plus a margin of 2.2%. The agreement is collateralized by assigned eligible trade receivables. The factoring program has scheduled term of 365 days and is subject to automatic one-year renewal unless terminated with three months’ prior notice.

The arrangement is subject to discounts, program fees, insurance premiums, and service charges, which are expensed as incurred. This transaction was accounted for as a secured borrowing based on the terms of the agreement.
As of 30 June 2025, $11.5 million was outstanding under the factoring arrangement.
The weighted-average interest rates of outstanding borrowings for the six months ended 30 June 2025 and the year ended 31 December 2024 are 10.15% and 12.4%, respectively.

Movements in the Group’s outstanding borrowings during the six months ended 30 June 2025 are as follows:

2025
Borrowings, net at 1 January	1,068,584
Recognition of deferred debt issue costs	(1,164)
Net gain on modification and extinguishment	(16,718)
Proceeds from new borrowings	180,267
Repayments of borrowings	(170,590)
Premiums and fees from repayments of borrowings	(3,147)
Accrued interest	57,304
Amortization of deferred debt issue costs	3,116
Foreign currency exchange difference	512
Borrowings, net at 30 June	1,118,164

Contractual maturities of principal amounts on the Group’s outstanding borrowings as of 30 June 2025 are as follows:

30 June 2025
Within one year	46,026
Within two years	16,394
Within three years	16,597
Within four years	16,822
Thereafter	1,069,987
1,165,825
17.      Share-based payments
On 1 December 2022, the Remuneration Committee approved and the Group granted RSUs to employees, executives, and directors. These RSUs entitle recipients to receive Ordinary Shares upon satisfying the applicable vesting conditions. The compensation expense for RSUs is based on the market price of the Ordinary Shares on the grant date and is recognized over the vesting period, which typically spans 1 to 4-years. Vesting generally includes a 1-year cliff, after which shares vest either monthly or annually, contingent upon the participant fulfilling a required service period. Movements in RSUs during the six months ended 30 June 2025 are as follows:

	2025
	RSUs	Weighted Average Fair Value
Outstanding at 1 January	2,341,818	$8.17
New grants during the period	887,969	$9.08
Forfeited during the period	(182,999)	$8.39
Vested during the period	(642,228)	$7.50
Outstanding at 30 June	2,404,560	$8.66

The Group recognized $3.4 million and $5.3 million of share-based payment expense during the six months ended 30 June 2025 and 2024, respectively, as follows:

	2025	2024
Cost of product revenue	1,273	508
Research and development expenses	766	1,443
General and administrative expenses	1,379	3,343
	3,418	5,294

18.      Related parties
Related party transactions as of 30 June 2025 are as follows:

	Purchases / interest	Sold service	Receivables	Payables/ borrowings
Alvogen Lux Holdings S.à r.l. – Sister company	3,925	—	—	—
Aztiq Consulting ehf. – Sister company	210	32	4	17
Flóki-Art ehf. - Sister company	—	—	—	444
Alvogen Iceland ehf. - Sister company	6	—	—	—
Alvogen ehf. - Sister company	—	22	—	—
Alvogen UK - Sister company	93	—		39
Alvogen Finance B.V. - Sister Company	415	—	—	—
Alvogen Inc. - Sister company	37	3	—	656
Alvogen Malta Sh. Services - Sister company	13	—	—	—
Adalvo Limited - Sister company	621	184	169	718
L41 ehf. - Sister company	36	—	—	—
Lotus Pharmaceuticals Co. Ltd. - Sister company	1	—	—	1
Flóki Invest ehf - Sister company	516	—	—	72
Alvogen Spain SL - Sister company	—	—	—	15
Norwich Clinical Services Ltd - Sister company	738	—	—	97
Hlíðarvegur 20 ehf.	18	—	—	—
Fasteignafélagið Eyjólfur ehf - Sister company	7,707	—	—	99,259
Flóki fasteignir ehf. - Sister company	1,324	—	—	14,809
	15,660	241	173	116,127

Related party transactions for the six months ended 30 June 2024 and as of 31 December 2024 are as follows:

	30 June 2024		31 December 2024
	Purchased service / interest	Sold service	Receivables	Payables/ borrowings
Alvogen Lux Holdings S.à r.l. – Sister company (a)	6,773	—	—	—
ATP Holdings ehf. - Sister company (a)	4,637	—	—	—
Aztiq Fjárfestingar ehf. - Sister company	—	32	—	—
Aztiq Consulting ehf. - Sister company	113	—	—	2
Flóki-Art ehf. - Sister company	52	—	—	410
Alvogen Iceland ehf. - Sister company	25	—	—	—
Alvogen ehf. - Sister company	—	55	18	—
Alvogen UK - Sister company	110	—	—	76
Alvogen Finance B.V. - Sister company	195	—	—	—
Alvogen Inc. - Sister company	213	—	3	619
Adalvo Limited - Sister company	138	155	97	149
Adalvo UK - Sister company	—	—	—	—
Flóki Invest ehf. - Sister company	419	—	—	60
L41 ehf. - Sister company	52		—	—
Alvogen Spain SL - Sister Company	—	—	—	14
Norwich Clinical Services Ltd - Sister company	369	—	—	177
Fasteignafélagið Eyjólfur ehf - Sister company	4,127	—	—	87,946
Flóki fasteignir ehf. - Sister company	1,157	—	—	10,937
	18,380	242	118	100,390
(a)The full amount of purchased service relates to interest expenses from long-term liabilities.

19.      Other current liabilities
The composition of other current liabilities as of 30 June 2025 and 31 December 2024 is as follows:

	30 June 2025	31 December 2024
Unpaid salary and salary related expenses	13,739	14,465
Accrued interest	1,927	428
Accrued vacation leave	8,321	6,631
Accrued royalties	13,999	15,858
Accrued profit sharing	10,764	12,604
Accrued other expenses	24,385	9,418
	73,135	59,404
Accrued other expenses as of 30 June 2025 include $3.0 million of accrued asset acquisition costs, $4.2 million associated with the collaboration and license agreement with Dr. Reddy's, and increased VAT liabilities by $6.0 million. The remainder of the balance is composed of recurring liabilities.

20.      Financial instruments
Accounting classification and carrying amounts
It is management’s estimate that the carrying amounts of financial assets and financial liabilities carried at amortized cost approximate their fair value, with the exception of, in 2025 and 2024, the Facility.
Material differences between the fair values and carrying amounts of these borrowings are identified as follows:

	30 June 2025
	Carrying Amount	Fair Value
Senior Secured First Lien Term Loan Facility	1,031,378	1,078,720
	1,031,378	1,078,720

	31 December 2024
	Carrying Amount	Fair Value
Senior Secured First Lien Term Loan Facility	990,744	969,077
	990,744	969,077
Fair value measurements
The following tables illustrate the fair value measurement hierarchy of the Group’s financial instruments measured at fair value on a recurring basis as of 30 June 2025 and 31 December 2024:

	30 June 2025
	Level 1	Level 2	Level 3	Total
Predecessor Earn Out Shares	—	46,100	—	46,100
OACB Warrants	16,903	—	—	16,903
	16,903	46,100	—	63,003

	31 December 2024
	Level 1	Level 2	Level 3	Total
Predecessor Earn Out Shares	—	179,300	—	179,300
OACB Warrants	30,924	—	—	30,924
	30,924	179,300	—	210,224
The Group did not recognize any transfer of assets or liabilities between levels of the fair value hierarchy during the six months ended 30 June 2025.
Predecessor Earn Out Shares
The Predecessor Earn Out Shares had a fair value of $46.1 million as of 30 June 2025, resulting in $133.2 million of finance income for the six months ended 30 June 2025.
The fair value of the Predecessor Earn Out Shares was determined using Monte Carlo analysis that incorporated inputs and assumptions as further described below. The inputs and assumptions associated with the valuation of the instruments are determined based on all relevant internal and external information available and are reviewed and reassessed at each reporting date.
The following table presents the assumptions and inputs that were used for the model in valuing the Predecessor Earn Out Shares:

	30 June 2025	31 December 2024
Number of shares	19,165,000	19,165,000
Share price	$9.12	$13.23
Volatility rate	43.0%	52.0%
Risk-free rate	3.70%	4.26%
OACB Warrants
The OACB warrants had a fair value of $16.9 million as of 30 June 2025. The fair value of the warrants was derived from the publicly quoted trading price at the valuation date. The change in fair value of the OACB Warrants resulted in $14.0 million of finance income for the six months ended 30 June 2025.

21.      Supplemental cash flow information
Supplement cash flow information for the six months ended 30 June 2025 and 2024 is included below:

	30 June
Non-cash investing and financing activities	2025	2024
Acquisition of property, plant and equipment in trade payables and other current liabilities	3,853	3,292
Acquisition of intangibles in trade payables and other current liabilities	4,195	615
Right-of-use assets obtained through new leases	13,529	20,647
Settlement of RSUs with shares	2,209	4,613
Acquisition of intangible assets with shares	13,686	—
Acquisition of property, plant and equipment with shares	1,147	—
Settlement of borrowings through refinancing	162,833	—
New borrowings through refinancing	169,000	—
Settlement of transaction cost through refinancing	794	—
Sale of joint venture	—	17,950

22.      Subsequent events
The Group evaluated subsequent events through 13 August 2025, the date that the unaudited condensed consolidated interim financial statements were available to be issued.
On 1 July 2025, Alvotech announced that it had entered into a European supply and commercialization agreement with Advanz Pharma for AVT10, its biosimilar candidate to Cimzia (certolizumab pegol).
On 9 July 2025, the Company announced its acquisition of Ivers-Lee Group (“Ivers-Lee”), a family-owned business with headquarters in Burgdorf, Switzerland specializing in providing high-quality assembly and packaging services for the pharmaceutical sector. Among Ivers-Lee’s capacity that will be integrated with Alvotech’s operations are assembly and packaging of autoinjectors, pre-filled syringes and safety devices and packaging of vials. Ivers-Lee has an international customer base and will also continue servicing other existing clients and providing contract manufacturing services. As of the date of this report, the initial accounting for the business combination under IFRS 3 has not been finalized. Accordingly, certain disclosures cannot be provided at this time. These disclosures will be included in future filings once the valuation and purchase price allocation are finalized.